UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Reed’s, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

758338305
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758338305
1	NAMES OF REPORTING PERSONS
Whitebox Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
429,775 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
429,775 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
429,775 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 758338305
1	NAMES OF REPORTING PERSONS
Whitebox General Partner LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
429,775 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
429,775 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
429,775 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 758338305
1	NAMES OF REPORTING PERSONS
Whitebox Multi-Strategy Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
248,312 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
248,312 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
248,312 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 758338305
Item 1.	(a).	Name of Issuer:
Reed’s, Inc.

	(b)	Address of issuer’s principal executive offices: 201 Merritt 7, Norwalk, CT 06851

Item 2.	(a).	Name of person filing:
This statement is filed by:
(i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”);
(ii) Whitebox General Partner LLC, a Delaware limited liability company (“WGP”); and
(iii) Whitebox Multi-Strategy Partners, a Cayman Islands exempted limited partnership (“WMP”).

(b).	Address or principal business office or, if none, residence:
The address of the business office of WA and WGP is: 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416

The address of the business office of WMP is: Mourant Governance Services (Cayman) Limited 94 Solaris Avenue, Camana Bay PO Box 1348 Grand Cayman, KY1-1108 Cayman Islands

(c).	Citizenship:
WA and WGP are organized under the laws of the State of Delaware. WMP is organized under the laws of the Cayman Islands.

(d).	Title of class of securities:
Common Stock, $0.0001 par value per share (“Common Stock”)

(e).	CUSIP No.:
758338305

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 758338305
Item 4.	Ownership.
	(a)	Amount beneficially owned:

Each of WA and WGP is deemed to be the beneficial owner of approximately 429,775 shares of Common Stock, as a result of WA’s clients’ ownership of (i) 257,743 shares of Common Stock and (ii) $15,098,532.77 of the Issuer’s Secured Convertible Promissory Notes (“Notes”), which are convertible into shares of Common Stock based on the initial conversion rate of approximately 0.08306 shares of Common Stock per one dollar ($1) principal amount of Notes, but subject to the Blocker (as defined herein). The Notes are subject to a blocker which prevents the holder from converting the Notes to the extent that, upon such conversion, the holder would beneficially own in excess of 9.9% of the shares of Common Stock outstanding as a result of the conversion (the “Blocker”).

WMP may be deemed to be the beneficial owner of approximately 248,312 shares of Common Stock, as a result of its ownership of 148,916 shares of Common Stock and $8,723,597.02 of the Notes and subject to the Blocker as applied to the aggregate number of Notes held by WA’s clients and then applied pro rata to the Notes held directly by WMP.

	(b)	Percent of class:

Each of WA and WGP is deemed to beneficially own approximately 9.9% of the shares of Common Stock outstanding. WMP may be deemed to beneficially own approximately 5.7% of the shares of Common Stock outstanding.

Percent of class is calculated based on 4,169,131 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 9, 2023, plus the 172,032 shares of Common Stock that WA and WGP have the right to acquire upon conversion of Notes, subject to the Blocker, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c)	Number of shares as to which the person has: WA and WGP:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	429,775
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	429,775
	WMP:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	248,312
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	248,312

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

CUSIP No. 758338305
Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 758338305
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
(Date)

WHITEBOX ADVISORS LLC

/s/ Lisa Conrad
(Signature)
Lisa Conrad General Counsel & Chief Compliance Officer
(Name/Title)

February 14, 2024
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Lisa Conrad
(Signature)
Lisa Conrad Authorized Signatory
(Name/Title)

February 14, 2024
(Date)

WHITEBOX MULTI-STRATEGY PARTNERS, LP

/s/ Lisa Conrad
(Signature)
Lisa Conrad Authorized Signatory
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 758338305
Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G for the Common Stock of Reed’s, Inc.

February 14, 2024
(Date)

WHITEBOX ADVISORS LLC

/s/ Lisa Conrad
(Signature)
Lisa Conrad General Counsel & Chief Compliance Officer
(Name/Title)

February 14, 2024
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Lisa Conrad
(Signature)
Lisa Conrad Authorized Signatory
(Name/Title)

February 14, 2024
(Date)

WHITEBOX MULTI-STRATEGY PARTNERS, LP

/s/ Lisa Conrad
(Signature)
Lisa Conrad Authorized Signatory
(Name/Title)